801 California Street Mountain View, CA 94041	650.988.8500 Fenwick.com
May 23, 2025
VIA EDGAR AND ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attention:	Uwem Bassey
Larry Spirgel
Anastasia Kaluzienski
Robert Littlepage

Re:	Figma, Inc.
Draft Registration Statement on Form S-1
Submitted April 15, 2025
CIK No. 0001579878
Ladies and Gentlemen:
We are submitting this letter on behalf of Figma, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 9, 2025 (the “Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001579878) confidentially submitted by the Company to the Commission on April 15, 2025 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Confidential Submission No. 2 (“Draft No. 2”) to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 2 to update certain other disclosures. Capitalized terms used and not otherwise defined herein have the same meanings as specified in Draft No. 2.
Draft Registration Statement on Form S-1
Prospectus Summary, page 1
1.We note your disclosure that “Figma AI leverages a mix of off-the-shelf foundational models and self-hosted models that we develop and train on design-specific concepts to make our features more efficient and effective”. Please revise to quantify how much third-party models do you rely on for your AI features on your platform.

U.S. Securities and Exchange Commission
May 23, 2025

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 132 of Draft No. 2. The Company notes to the Staff that it has revised its disclosure to clarify that currently it relies on off-the-shelf foundational models, though it expects developments of its own models to accelerate over time as it continues to make significant investments in AI.
2.We note your references to critics of your company’s design process. For proper context, you should identify what the primary criticisms were.
In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 130 of Draft No. 2 to identify the primary criticisms of the Company’s design process.
3.We note your statement that you intend to announce material information through a variety of mediums following effectiveness, and that this information could be material information. You also encourage investors to follow your announcements through these mediums; however, you also caution investors not to rely upon any such information in deciding whether to purchase your stock. Please clarify the point of encouraging investors to consider this information but not to rely upon it in making an investment decision.
In response to the Staff’s comment, the Company has revised its disclosure on page 13 of Draft No. 2 to remove the statement cautioning investors not to rely upon any such information in deciding whether to purchase the Company’s Class A common stock.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 80
4.Throughout your MD&A you refer to several plan offerings including Organization, Enterprise, Professional and Free. To enhance investor understanding of your business, please provide a comprehensive comparative discussion of each plan level. Such discussion should include at a minimum a description of the products and services included, the pricing, and the approximate number of customers and users at each level.
In response to the Staff’s comment, the Company has revised its disclosure on pages 96 and 97 of Draft No. 2 to provide a comprehensive comparative discussion of each plan level. The Company does not manage its business based on the number of customers and/or users on each of its plan offerings. Instead, it focuses on driving adoption, and therefore revenue, across its entire platform by offering its products and services through a variety of plans and offerings designed to enable all types of customers and users to use the Company’s platform in a manner that best serves their particular needs. The Company also advises the Staff that it does not believe that a breakdown of the number of customers and/or users for each plan level would provide meaningful information to investors, and may be confusing to investors, because the Company offers a number of different plans, and seats within such plans, each customer typically includes multiple unique users, and the Company offers its Starter plan for free and thus does not directly derive revenue from users on that plan.
5.We note on page 81 you indicate that you have more than 400,000 paid customers as of December 31, 2024. We also note on page 83 you indicate that during the three months ended December 31, 2024, you had over twelve million monthly active users. Please discuss the relationship between paid customers and active users. In addition, clarify how you calculate the number of monthly active users during a three month period.
In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 98 of Draft No. 2 to clarify that a Paid Customer typically includes multiple unique users and to disclose the calculation of the number of monthly active users during a three month period.

U.S. Securities and Exchange Commission
May 23, 2025

Annual Recurring Revenue, page 82
6.On page 82 you indicate that you calculate annual recurring revenue (ARR) as the annualized value of your active customer agreements as of the measurement date, assuming any agreement that expires during the next twelve months following the measurement date is renewed on existing terms. Please tell us your consideration of the impact of known terminations and cancellations on your calculation of ARR.
In response to the Staff’s comment, the Company advises the Staff that it does not adjust ARR for any known terminations or cancellations as ARR is a ‘point in time’ calculation. A customer agreement is included in ARR if it is active at the end of the measurement period (i.e., on the ARR measurement date) and is excluded if it is not active as of the ARR measurement date. The Company further notes to the Staff that a customer may express a desire to terminate or cancel an agreement but then ultimately renew, and thus the Company’s calculation does not factor in expected terminations and cancellations that have not actually occurred as of the measurement date. The Company further advises the Staff that it has revised its disclosure on page 96 of Draft No. 2 to include disclosure regarding the treatment of terminations and cancellations in the Company’s calculation of ARR.
March Pricing and Packaging Update, page 82
7.We note your disclosure that in March 2025 you made your first-ever changes to the pricing and packaging of your plans. You further disclose that customers can now purchase multi-product seats and these changes give administrators better tools and even greater control of managing their teams. Please describe the typical packages offered prior to the pricing and packaging update compared to the typical packages offered subsequent to the March 2025 changes. Please also disclose the approximate rate of price increases.
In response to the Staff’s comment, the Company has revised its disclosure on pages 96 and 97 of Draft No. 2 to describe the typical packages offered prior to the March 2025 pricing and packaging update compared to the typical packages offered subsequent to the March 2025 pricing and packaging update, including disclosure with respect to price increases.
Gross Retention Rate, page 84
8.We note your disclosure that your gross retention rate was 97% as of December 31, 2024 and that it demonstrates that the vast majority of your customers renew their subscriptions. Tell us whether you consider gross retention rate to be a key metric that the Company’s management uses to manage the business, and if so, revise to include key business metric disclosures for this measure in your MD&A. Refer to SEC Release No. 33-10751.
In response to the Staff’s comment, the Company advises the Staff that it does not consider gross retention rate to be a key metric that the Company’s management uses to manage the business. The Company presents gross retention rate in the Draft Registration Statement to give investors an understanding of its ability to retain its customers. However, the Company’s management instead uses net dollar retention rate to manage the business as it measures not just retention but also the Company’s ability to expand within its existing customer base, which together are the Company’s primary focus and are a key factor in its future success.

U.S. Securities and Exchange Commission
May 23, 2025

Net Dollar Retention Rate, page 87
9.Please expand your disclosure in regard to net dollar retention rate to discuss factors that contributed to the quarter-over-quarter contraction of the rate throughout 2023.
In response to the Staff’s comment, the Company has revised its disclosure on pages 103 and 118 of Draft No. 2 to describe that the Company’s net dollar retention rate declined throughout 2023 as macroeconomic pressure impacted seat expansion.
Intellectual Property, page 120
10.We note your disclosure that you own 14 issued US patents. Please clarify the type of patent protection, whether they are owned or licensed and the product groups and technologies that such patents relate.
In response to the Staff’s comment, the Company advises the Staff that it does not believe that additional disclosure regarding its issued U.S. patents would provide meaningful information to investors, because the Company’s issued U.S. patents are not, individually or in the aggregate, material to an investment decision with respect to the Company’s securities and the Company’s business is not dependent on any single one of its U.S. patents.
General
11.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
The Company will supplementally provide the Staff with a copy of the corporate presentation slide deck that has been presented or will be presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act during the weeks of May 12, 2025 and May 19, 2025. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.
* * * * * * *
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7613, or in my absence, Michael Esquivel at (650) 335-7913.

Sincerely,

/s/ Ran Ben-Tzur
Ran Ben-Tzur
Partner

FENWICK & WEST LLP

U.S. Securities and Exchange Commission
May 23, 2025

cc:
Dylan Field, Chief Executive Officer and President
Praveer Melwani, Chief Financial Officer
Brendan Mulligan, Esq., General Counsel and Corporate Secretary
Figma, Inc.
Michael Esquivel, Esq.
Jennifer Hitchcock, Esq.
Aman Singh, Esq.
Fenwick & West LLP
Richard A. Kline, Esq.
Richard Kim, Esq.
Latham & Watkins LLP